

Mail Stop 3720

July 7, 2008

Mrs. Heung Hung Lee
Chief Financial Officer
Creative Vistas, Inc.
2100 Forbes Street, Unit 8-10
Whitby, Ontario, Canada L1N 9T3

> **RE: Creative Vistas, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
>
> **Form 10-Q for the fiscal quarter ended March 31, 2008**
> **File No. 0-30585**

Dear Mrs. Lee:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

Results of Operations, page 20

1.   We note in the second paragraph on page 22 that your depreciation of property plant and equipment is included in general and administrative expenses. We also note your statement that the increase in depreciation was primarily attributable to the addition of capital assets in Cancable segment for the growth of the business. Since "cost of sales" and "gross margin" exclude depreciation of property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation. Please revise your presentation to either reclassify the appropriate depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Consolidated Statement of Cash Flows, page F-5

2.   We note that you have a line item titled "Cash received with acquisition of Cancable." Per footnote (a) on this page and Note 2 on page F-14, we note you incurred acquisition transaction costs and debt for this Cancable acquisition. It appears to us that the cash expenditures should be presented net of the cash received in investing activities and the debt proceeds should be presented in financing activities. Please advise. Also, tell us how the assumed debt, capital lease obligations and the $606,060 notes payable as disclosed on page F-14 reconciles to your supplemental cash flow information disclosures.

3.   We note your footnotes (b) and (c) to your consolidated statement of cash flows. Please tell us why these transactions are not reflected in your statement of cash flows. Refer to your basis in the accounting literature.

2. Acquisitions, page F-14

4.   We note that Cancable issued $6.9 million of secured term note to Laurus, and Cancable Holding issued an option to purchase up to 49% interest in Cancable Holding. Please tell us how you accounted for this transaction and refer to your basis in the accounting literature.

5.   We note that total consideration to be paid by Cancable XL for the shares of XL Digital will be an amount equal to the earnings before interest, taxes, depreciation and amortization derived from the carrying on of its business by XL Digital for twelve month period after the completion of the acquisition times 2.5. As the consideration appears to be unknown at this time, tell us in detail how you determined the purchase price of XL Digital. Please refer to your basis in accounting literature.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

7. Net Financing Expenses

6.   Your disclosure refers to Note 3. We are unable to locate the referenced disclosures for the two financing arrangements including the 2 million warrants issued with these arrangements. Please tell us the nature, amount and terms of each financing arrangement. Also, tell us why you included $3.7 million in net financing expense for these financing arrangements and whether it relates to the investment disclosed in Note 3.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel,
Assistant Director